Exhibit 99.1

ProQR Therapeutics and Yarrow Biotechnology, an RTW Investments, LP Incubated Company, Announce Exclusive Worldwide License and Discovery Collaboration for Undisclosed Target

•                  Yarrow Biotechnology, Inc., a newly formed biotechnology company backed by RTW Investments, LP, will lead development of the program

•                  ProQR Therapeutics is eligible to receive upfront and milestone payments of up to $115 million plus royalties on future sales by Yarrow for an exclusive worldwide license and discovery collaboration on a non-ophthalmology target

NEW YORK, New York, LEIDEN, Netherlands & CAMBRIDGE, Mass., May 4, 2021 — RTW Investments, LP (“RTW”), a global, full life-cycle investment firm that focuses on identifying transformational and disruptive innovations across the biopharmaceutical and medical technologies sectors, and ProQR Therapeutics N.V. (Nasdaq: PRQR) (ProQR), a company dedicated to changing lives through the creation of transformative RNA therapies for genetic eye diseases, today announced that Yarrow Biotechnology, Inc. (“Yarrow”) , a company newly created by RTW, has in-licensed exclusive rights to ProQR’s antisense oligonucleotide technology (ASO) to develop and commercialize potential therapies for an undisclosed non-ophthalmic target. Yarrow is focused on developing ASO-based therapeutics for disorders with high unmet need.

Roderick Wong, MD, Managing Partner and Chief Investment Officer of RTW, said: “We believe RNA-based therapies hold great promise to treat genetically-defined diseases. We are excited to partner with ProQR to in-license the first target to be developed in Yarrow’s pipeline.”

Under the terms of the agreement, ProQR is eligible to receive up to $115 million of upfront and milestone payments, plus single digit percentage royalties on the net sales of any resulting products during the royalty term. ProQR will also have the right to receive an undisclosed percentage of equity in the form of shares of common stock of Yarrow. ProQR will be responsible for certain preclinical activities with reimbursement for the research costs by Yarrow, while Yarrow will be responsible for continuing development of the program and commercialization activities.

Gerard Platenburg, Chief Innovation Officer at ProQR, will join Yarrow’s board of directors.

Peter Fong, PhD, Head of Company Creation at RTW, said: “Our partnership with ProQR fits perfectly into Yarrow’s mission to develop first-in-class ASO-based therapies for genetically-defined diseases. We look forward to a long and productive partnership.”

Daniel A. De Boer, Founder and CEO of ProQR, said: “As we focus ProQR on our core genetic eye disease strategy, we are pleased to partner with Yarrow to advance our technology in applications outside the eye, while generating value from this partnership and the broad applicability of our platform.”

About RTW Investments, LP

RTW Investments, LP (“RTW”) is a New York-based, global, full life-cycle investment firm that focuses on identifying transformational and disruptive innovations across the biopharmaceutical and medical technologies sectors. As a leading partner of industry and academia, RTW combines deep scientific expertise with a solution-oriented investment approach to support emerging medical therapies and the companies and academics developing them.

About Yarrow Biotechnology, Inc.

Yarrow Biotechnology, Inc. (“Yarrow”) is a newly formed biotechnology company developing antisense oligonucleotide-based therapeutics for disorders with high unmet need. Yarrow has established a proprietary target discovery engine leveraging large-scale human genetics studies to uncover novel targets where there is a significant unmet need.

Yarrow is the latest new company created and backed by RTW Investments, LP.

About ProQR

ProQR Therapeutics is dedicated to changing lives through the creation of transformative RNA therapies for the treatment of severe genetic rare diseases such as Leber congenital amaurosis 10, Usher syndrome and retinitis pigmentosa. Based on our unique proprietary RNA repair platform technologies we are growing our pipeline with patients and loved ones in mind. Learn more about ProQR at www.proqr.com.

Forward Looking Statements for ProQR

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to”, “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. Such forward-looking statements include, but are not limited to, statements regarding the collaboration with RTW and Yarrow and the intended benefits thereof, including milestone and royalty payments from commercial product sales, if any, from the products covered by the collaboration and the issuance of equity in Yarrow to ProQR, as well as the potential of our technologies and product candidates. Forward-looking statements are based on management’s beliefs and assumptions and on information available to management only as of the date of this press release.

Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, without limitation, the risks, uncertainties and other factors in our filings made with the Securities and Exchange Commission, including certain sections of our annual report filed on Form 20-F. These risks and uncertainties include, among others, the cost, timing and results of preclinical studies and clinical trials and other development activities by us and our collaborative partners whose operations and activities may be slowed or halted by the COVID-19 pandemic; the likelihood of our clinical programs being executed on timelines provided and reliance on our contract research organizations and predictability of timely enrollment of subjects and patients to advance our clinical trials and maintain their own operations; our reliance on contract manufacturers to supply materials for research and development and the risk of supply interruption from a contract manufacturer; the potential for future data to alter initial and preliminary results of early-stage clinical trials; the unpredictability of the duration and results of the regulatory review of applications or clearances that are necessary to initiate and continue to advance and progress our clinical programs; the ability to secure, maintain and realize the intended benefits of collaborations with partners; the possible impairment of, inability to obtain, and costs to obtain intellectual property rights; possible safety or efficacy concerns that could emerge as new data are generated in research and development; and general business, operational, financial and accounting risks, and risks related to litigation and disputes with third parties. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.

For ProQR Therapeutics N.V.

Investor Contact:
Sarah Kiely
ProQR Therapeutics N.V.
T: +1 617 599 6228
skiely@proqr.com
or
Hans Vitzthum
LifeSci Advisors
T: +1 617 430 7578
hans@lifesciadvisors.com

Media Contact:
Cherilyn Cecchini, MD

LifeSci Communications
T: +1 646 876 5196
ccecchini@lifesciadvisors.com